FORM 3


UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding
Company Act of 1935 or Section 30(f) of the Investment
Company Act of 1940



1. Name and Address of Reporting Person

David Benjamin Parks
700 North Second Street Third Floor
St. Louis, MO 63102

2. Date of event Requiring Statement (Month/Day/Year)

3/28/98

3. IRS or Social Security Number of Reporting Person
(Voluntary)

Not Reported

4. Issuer Name and Ticker or Trading Symbol

HitCom Corporation (HICO)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

Director and Officer (Executive Vice President, Chief
Financial Officer and Corporate Secretary)

6. If Amendment, Date of Original (Month/Day/Year)

N/A

7. Individual or Joint/Group

Form filed by One Reporting Person



Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security

None

2. Amount of Securities Beneficially Owned

N/A


3. Ownership Form: Direct (D) or Indirect (I)

N/A

4. Nature of Indirect Beneficial Ownership

N/A


Table II - Derivative Securities Beneficially Owned


1. Title of Derivative Security

Common Stock Options

2. Date Exercisable and Expiration Date (Month/Day/Year)

1/12/98 and 1/12/03
3/31/98 and 3/31/03
4/30/98 and 4/30/03
6/30/98 and 6/30/03
9/30/98 and 9/30/03
12/31/98 and 12/31/03

3. Title and Amount of Securities Underlying Derivative
Security

Common Stock Options

25,000
85,000
25,000
35,000
35,000
35,000

4. Conversion or Exercise Price of Derivative Security

All at $1.00 per share (Fair Market Value)

5. Ownership Form of Derivative Security: Direct (D) or
Indirect (I)

All are Direct

6. Nature of Indirect Beneficial Ownership

N/A

Explanation of Responses:

N/A

Signature of Reporting Person

/s/ David Benjamin Parks

Date

April 7, 1998